

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 18, 2008

By U.S. mail and facsimile to (704) 731-1511

Mr. William Dries, Senior Vice President and Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209

> **RE:** **EnPro Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
>
> **File No. 1-31225**

Dear Mr. Dries:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief